FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ended June 30, 2007

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X                        Form 40-F

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                             No   X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

CORPORATE PROFILE

Nymox Pharmaceutical Corporation is a biopharmaceutical company with three unique proprietary products on the market, and a significant R&D pipeline of drug products in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia (BPH). NX-1207 has shown positive results in Phase 1 and 2 clinical trials in the U.S. The Company successfully completed a 43 site randomized prospective placebo controlled U.S. clinical trial of NX-1207, which showed statistically significant efficacy and a good safety profile. The Company is developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed and is currently offering its AlzheimAlert™ test, a nationally certified clinical reference laboratory urinary test that is the world’s only accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. The AlzheimAlert™ test is certified with a CE Mark, making the device eligible for sale in the European Union. Nymox has signed distribution deals for AlzheimAlert™ with several companies in Europe. Nymox also developed and markets NicAlert™ and TobacAlert™; tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second hand smoke exposure in individuals.

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its financial statements for the quarter ended June 30, 2007.

NX-1207 has successfully completed three U.S. trials to date. The company’s most recently reported trial, a Phase 2 double-blind, placebo controlled, randomized study, showed positive efficacy and safety results for NX-1207 after 3 months in patients with BPH. Overall, patients treated with NX-1207 showed after 3 months a mean improvement of 9.35 points in AUA Symptom Score values, the standard scale used to evaluate BPH drugs and treatments. This improvement compares favorably to the 3.5 to 5 points reported in published studies of currently approved drugs for BPH and reached statistical significance when compared to placebo. Subjects treated with NX-1207 also showed an overall significant reduction in mean prostate volume. The results of the trial demonstrated the excellent safety and side effect profile of NX-1207. Subjects treated with NX-1207 had no serious side effects. In particular, patients given NX-1207 had no (0%) significant sexual side effects.

On May 7, Nymox announced positive results from a new long-term outcome study of NX-1207 for benign prostatic hyperplasia (BPH). The study evaluated symptomatic progress of U.S. patients involved in the Company’s two Phase 1-2 studies initiated in 2003. Patients treated with NX-1207 were followed-up on an unselected and as available basis and assessed for symptomatic improvement, treatment outcomes, and durability of efficacy 3 ½ years after NX-1207 treatment. Overall, patients treated with NX-1207 showed a mean improvement of 8.6 points in the primary outcome endpoint of AUA Symptom Score value 42 months after NX-1207 treatment. 50% of these patients reported no additional treatment for the BPH during this period and had a mean improvement of 10.0 points in AUA Symptom Score. This sustained improvement in BPH symptom score after NX-1207 treatment compares favorably to the 3.5 to 5 points reported in published studies of currently approved BPH drugs, which, unlike NX-1207 treatment, require uninterrupted, daily administration to be effective.

On May 17, Nymox announced that the successful results of an important pediatric second-hand smoke study of the Company’s NicAlert™ product were the subject of a podium presentation by Professor Anne Turner Henson of the University of Alabama at the International Conference of the American Thoracic Society in San Francisco. The study involved 100 pre-school children who were investigated for second-hand smoke exposure, smokers in the family, and other health issues. The International Conference of the American Thoracic Society is one of the largest gatherings of Pulmonary and Critical Care clinicians and researchers in the world and covers a broad range of topics relating to lung disease and health advocacy and education, including asthma, the environment, chronic obstructive pulmonary disease, tobacco control, lung cancer, and pediatric lung disease.

On June 21, Nymox announced that detailed results from the Company’s recently completed studies of NX-1207 for benign prostatic hyperplasia (BPH) will be presented at a series of upcoming U.S. urology meetings, beginning in September at the South Central American Urological Association Meeting in Colorado Springs. These independent podium presentations will be given by leading clinical research urologist principal investigators from the clinical trials.

On July 3, Nymox announced that further clinical results from the Company’s studies of NX-1207 for benign prostatic hyperplasia (BPH) will be presented at the New England Section of the American Urological Association Meeting in Boston in September.

We wish to thank our over 4,000 Nymox shareholders for your strong support. The Nymox team is working diligently to advance our many projects. We are enthusiastic about the important upcoming year for the Company.

/s/ Paul Averback, MD
Paul Averback MD
President

August 14, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Corporate Profile for a discussion of the Company’s research and development projects and its product pipeline. We refer to the Risk Factors section of our 20F filed on EDGAR for a discussion of the management and investment issues that affect the Company and our industry.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgment.

Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Company. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic services to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets

The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
•	Significant negative industry or economic trends.

Valuation of Future Income Tax Assets

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $13.5 million as of December 31, 2006, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Stock-based Compensation

The Company accounts for employee and non-employee stock options using the fair value based method estimated using the Black Scholes model, which requires the certain use of assumptions, including future stock price volatility and the time interval until the options are exercised. Any change which requires the use of assumptions could lead to a variation of the fair value of the stock-based compensation, which could have a material impact on the Company’s results. Under this method, compensation cost is measured at fair value at the date of grant and is expensed over the vesting period.

Results of Operations

Six Months Ended June 30	2007	2006	2005
Total Revenues	$226,078	$216,369	$218,998

Net Loss	$(2,597,470)	$(2,419,867)	$(1,804,976)

Loss per share (basic & diluted)	$(0.09)	$(0.09)	$(0.07)

Total Assets	$4,933,358	$3,690,397	$3,682,888

Quarterly Results	Q2 - 2007	Q1 - 2007	Q4 - 2006	Q3 - 2006
Total Revenues	$87,412	$138,666	$84,675	$141,817

Net Loss	$(1,464,950)	$(1,132,520)	$(1,234,985)	$(1,238,833)

Loss per share (basic & diluted)	$(0.05)	$(0.04)	$(0.04)	$(0.04)

	Q2 - 2006	Q1 - 2006	Q4 - 2005	Q3 - 2005
Total Revenues	$120,360	$96,009	$106,527	$100,757

Net Loss	$(1,360,621)	$(1,059,246)	$(821,088)	$(958,464)

Loss per share (basic & diluted)	$(0.05)	$(0.04)	$(0.03)	$(0.04)

Results of Operations – Q2 2007 compared to Q2 2006

Net losses were $1,464,950, or $0.05 per share, for the three months and $2,597,470, or $0.09 per share for the six months ended June 30, 2007, compared to $1,360,621, or $0.05 per share, for the three months and $2,419,867, or $0.09 per share, for the six months ended June 30, 2006. The increase in net losses is attributable to an increase in research and development costs. The weighted average number of common shares outstanding for the six months ended June 30, 2007 was 28,759,024 compared to 27,327,305 for the same period in 2006.

Revenues

Revenues from sales were $79,385 for the three months and $215,789 for the six months ended June 30, 2007, compared with $117,690 for the three months and $212,949 for the six months ended June 30, 2006. The quarterly variance is due to timing differences in the orders received for TobacAlert™ in 2007 compared to 2006. The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $906,104 for the three months and $1,457,494 for the six months ended June 30, 2007, compared with $592,692 for the three months and $1,295,720 for the six months ended June 30, 2006. An increase in expenses relating research and development of product candidates destined for clinical trials explains the increase. For the first six months of 2007, research tax credits amounted to $34,915 compared to $5,114 in 2006 as a result of additional expenditures claimed for refundable tax credits in 2007 compared to 2006. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Company’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $53,329 for the three months and $122,737 for the six months ended June 30, 2007, compared with $65,500 for the three months and $113,535 for the six months ended June 30, 2006. The increase to date is due to higher advertising expenditures incurred in the first quarter of 2007. The Company expects that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses decreased to $223,830 for the three months and $439,869 for the six months ended June 30, 2007, compared with $312,171 for the three months and $517,439 for the six months ended June 30, 2006, due to lower expenditures in many areas such as shareholder relations (decrease 63.5%), insurance (decrease 22.1%) and travel (decrease 30.5%). The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Stock-based Compensation

In the first quarter of 2007, 10,000 fully-vested options were granted, in replacement of an equal number of options which had expired, to option holders still associated with the Company. Under the fair value based method, the stock-based compensation cost of this grant, amounting to $33,960, was recorded in the first quarter. In each quarter of 2007, stock-based compensation costs were recorded of $204,680 (total $409,360 to date in 2007) for options granted in 2006 which vest quarterly over six years.

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 72% of 2007 expenses (75% in 2006) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2007 or 2006.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $20,526 per month.

Contractual Obligations	Total	Current	2-4 years	5 years +
Rent	$770,995	$237,315	$533,680	$0

Operating Leases	$47,493	$18,848	$28,645	$0

Total Contractual Obligations	$818,488	$256,163	$562,325	$0

Results of Operations – Q2 2006 compared to Q2 2005

Net losses were $1,360,621, or $0.05 per share, for the three months and $2,419,867, or $0.09 per share for the six months ended June 30, 2006, compared to $847,299, or $0.03 per share, for the three months and $1,804,976, or $0.07 per share, for the six months ended June 30, 2005. The increase in net losses is attributable to stock-based compensation costs and to an increase in research and development expenditures (see below). The weighted average number of common shares outstanding for the six months ended June 30, 2006 was 27,327,305 compared to 25,720,971 for the same period in 2005.

Revenues

Revenues from sales remained stable at $117,690 for the three months and $212,949 for the six months ended June 30, 2006, compared with $116,820 for the three months and $218,314 for the six months ended June 30, 2005.

Research and Development

Research and development expenditures were $1,295,720 for the six months ended June 30, 2006, compared with $959,299 for the six months ended June 30, 2005. Increased expenses relating to moving product candidates through clinical trials explains the increase. For the first six months of 2006, research tax credits amounted to $5,114 compared to $2,175 in 2005.

Marketing Expenses

Marketing expenditures remained stable at $113,535 for the six months ended June 30, 2006, compared with $116,524 for the six months ended June 30, 2005.

Administrative Expenses

General and administrative expenses amounted to $517,439 for the six months ended June 30, 2006, compared with $611,300 for the six months ended June 30, 2005, due to lower expenditures in many areas such as salaries (decrease 34%), shareholder relations (decrease 25%) and insurance (decrease 23%).

Stock-based Compensation

The CICA amended Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. In the second quarter of 2006, 200,000 fully-vested options were granted to option holders still associated with the Company. Under the fair value based method, the stock-based compensation cost of this grant, amounting to $338,400, was recorded in the second quarter.

Recent Accounting Pronouncements

Financial instruments:

On January 1, 2007, the Corporation adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, CICA Handbook Section 3862, Financial Instruments — Disclosures, and CICA Handbook Section 3865, Hedges. The adoption of the standards did not have a material effect on its financial statements.

Accounting for uncertainty in income taxes:

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. This FASB interpretation is effective for the Company beginning January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company’s financial condition or results of operation.

Fair value measurements:

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of SFAS No. 157 to materially impact its financial statements.

Financial Position

Liquidity and Capital Resources

As of June 30, 2007, cash totaled $985,681 and receivables including tax credits totaled $151,121. In November 2006, the Corporation signed a new common stock private purchase agreement, whereby an investor is committed to purchase up to $13 million of the Corporation’s common shares over a twenty-four month period commencing November 13, 2006. As at June 30, 2007, eight drawings were made under this purchase agreement, for total proceeds of $4,750,000. On December 6, 2006, 29,499 common shares were issued at a price of $3.39 per share. On December 13, 2006, 56,818 common shares were issued at a price of $3.52 per share. On December 20, 2006, 91,185 common shares were issued at a price of $3.29 per share. On January 24, 2007, 121,294 common shares were issued at a price of $3.71 per share. On February 14, 2007, 181,087 common shares were issued at a price of $4.97 per share. On March 26, 2007, 67,869 common shares were issued at a price of $5.89 per share. On April 26, 2007, 97,276 common shares were issued at a price of $5.14 per share. On May 9, 2007, 286,145 common shares were issued at a price of $6.64 per share.

The Company can draw down a further $8,250,000 over the remaining 16 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

This message contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox’s filings with the Securities and Exchange Commission and other regulatory authorities.

kpmg

Consolidated Financial Statements of (Unaudited)

NYMOX PHARMACEUTICAL CORPORATION

Periods ended June 30, 2007, 2006 and 2005

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements(Unaudited)

Periods ended June 30, 2007, 2006 and 2005

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

June 30, 2007, with comparative figures as at December 31, 2006
(in US dollars)

	June 30, 2007	December 31, 2006
(Audited)
Assets
Current assets:
Cash and cash equivalents	$985,681	$235,124
Accounts receivable	62,588	46,307
Research tax credits receivable	88,533	53,618
Inventories	25,142	44,145

	1,161,944	379,194
Long-term security deposit	35,993	35,993
Long-term receivables	70,000	70,000
Property and equipment	20,700	7,839
Patents and intellectual property	3,644,721	3,477,819

	$4,933,358	$3,970,845

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$795,228	$1,430,987
Accrued liabilities	146,258	158,801
Deferred lease inducement	9,623	9,623
Notes payable	--	500,000
Deferred revenue	6,666	15,907

	957,775	2,115,318
Long-term deferred revenue	--	3,333
Deferred lease inducement	20,850	25,661
Non-controlling interest	800,000	800,000
Shareholders’ equity:
Share capital	48,955,147	44,443,350
Additional paid-in capital	1,914,151	1,463,833
Deficit	(47,714,565)	(44,880,650)

	3,154,733	1,026,533
Contingency (note 5)

	$4,933,358	$3,970,845

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations
(Unaudited)

Periods ended June 30, 2007, 2006 and 2005
(in US dollars)

	Three months ended June 30,			Six months ended June 30,
	2007	2006	2005	2007	2006	2005
Revenue:
Sales	$79,385	$117,690	$116,820	$215,789	$212,949	$218,314
Interest	8,027	2,670	247	10,289	3,420	684

	87,412	120,360	117,067	226,078	216,369	218,998
Expenses:
Research and
development	906,104	592,692	459,889	1,457,494	1,295,720	959,299
Less investment tax
credits	(20,365)	(3,989)	(1,125)	(34,915)	(5,114)	(2,175)

	885,739	588,703	458,764	1,422,579	1,290,606	957,124
General and
administrative	223,830	312,171	276,217	439,869	517,439	611,300
Marketing	53,329	65,500	54,443	122,737	113,535	116,524
Stock-based compensation
(note 2)	208,735	342,455	4,055	451,430	346,510	8,110
Cost of sales	46,026	37,646	53,688	122,370	114,707	99,587
Depreciation and
amortization	129,983	115,281	106,059	248,572	222,733	208,530
Interest and bank
charges	4,720	19,225	11,140	15,991	30,706	22,799

	1,552,362	1,480,981	964,366	2,823,548	2,636,236	2,023,974

Net loss	$(1,464,950)	$(1,360,621)	$(847,299)	$(2,597,470)	$(2,419,867)	$(1,804,976)

Loss per share (basic
and diluted)	$(0.05)	$(0.05)	$(0.03)	$(0.09)	$(0.09)	$(0.07)

Weighted average
number of common
shares outstanding	28,796,866	27,213,683	25,752,053	28,759,024	27,327,305	25,720,971

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Shareholders’ Equity
(Unaudited)

Period ended June 30, 2007
(in US dollars)

	Share capital		Additional paid-in
	Number	Dollars	capital	Deficit	Total
Balance, December 31, 2006	28,322,253	$44,443,350	$1,463,833	$(44,880,650)	$1,026,533
Issuance of share capital	753,671	4,150,000	--	--	4,150,000
Share issue costs	--	--	--	(236,445)	(236,445)
Exercise of stock options:
Cash	91,000	360,685	--	--	360,685
Ascribed value	--	1,112	(1,112)	--	--

	91,000	361,797	(1,112)	--	360,685
Stock-based compensation	--	--	451,430	--	451,430
Net loss	--	--	--	(2,597,470)	(2,597,470)

Balance, June 30, 2007	29,166,924	$48,955,147	$1,914,151	$(47,714,565)	$3,154,733

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Periods ended June 30, 2007, 2006 and 2005
(in US dollars)

	Three months ended June 30,			Six months ended June 30,
	2007	2006	2005	2007	2006	2005
Cash flows from operating
activities:
Net loss	$(1,464,950)	$(1,360,621)	$(847,299)	$(2,597,470)	$(2,419,867)	$(1,804,976)
Adjustments for:
Depreciation and
amortization	129,983	115,281	106,059	248,572	222,733	208,530
Stock-based
compensation	208,735	342,455	4,055	451,430	346,510	8,110
Net change in operating
assets and liabilities	(288,870)	(811,613)	178,809	(376,132)	(720,933)	401,618

	(1,415,102)	(1,714,498)	(558,376)	(2,273,600)	(2,571,557)	(1,186,718)
Cash flows from financing
activities:
Proceeds from issuance
of share capital	2,661,775	1,050,000	965,000	4,510,685	2,950,000	1,490,000
Share issue costs	(136,739)	(60,389)	(55,500)	(236,445)	(169,672)	(82,768)
Repayment of notes payable	(350,000)	--	--	(500,000)	--	(100,000)

	2,175,036	989,611	909,500	3,774,240	2,780,328	1,307,232
Cash flows from investing
activities:
Additions to property
and equipment,
and patents and
intellectual property	(358,218)	(193,232)	(360,533)	(750,083)	(237,845)	(495,997)

Net increase (decrease) in cash
and cash equivalents	401,716	(918,119)	(9,409)	750,557	(29,074)	(375,483)
Cash and cash equivalents,
beginning of period	583,965	1,040,521	163,568	235,124	151,476	529,642

Cash and cash equivalents,
end of period	$985,681	$122,402	$154,159	$985,681	$122,402	$154,159

Supplemental disclosure to
statements of cash flows:
(a) Interest paid	$3,231	$17,783	$7,706	$12,362	$26,728	$15,497
(b) Non-cash
transactions:
Acquisition of property
and equipment, patents
and intellectual property
included in accounts
payable and accrued
liabilities	261,107	206,411	53,123	261,107	360,874	164,513

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2007, 2006 and 2005
(in US dollars)

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the aging population. The Corporation is currently marketing AlzheimAlert™, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlert™ and TobacAlert™, tests that use urine or saliva to detect the use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli 0157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation’s requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

1.	Basis of presentation:

(a)	Interim financial statements:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles. The unaudited consolidated balance sheet as at June 30, 2007, the unaudited consolidated statement of shareholders’ equity for the six-month period ended June 30, 2007 and the unaudited consolidated statements of operations and cash flows for the three-month and six-month periods ended June 30, 2007, 2006 and 2005 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. The results for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2006, except as described below. The interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2006.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2007, 2006 and 2005
(in US dollars)

1.	Basis of presentation (continued):

(b)	Changes in accounting policies:

Effective with the commencement of its 2007 fiscal year, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments — Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are measured at fair market value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are measured at amortized cost.

The standards also require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

As a result of the adoption of these standards, the Company has classified its accounts receivable as “loans and receivables” and its accounts payable, accrued liabilities and notes payable as “other financial liabilities”. These classifications had no impact on the Company’s financial position or results of operations. In addition, the adoption of standards of Sections 1530, 3251, 3855 and 3861 had no impact on the financial statements for the period ended June 30, 2007.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2007, 2006 and 2005
(in US dollars)

2.	Share capital:

(a)	Common Stock Private Purchase Agreement:

In November 2006, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that establishes the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $13 million of common shares over a twenty-four-month period based on notices given by the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In the three-month period ended June 30, 2007, the Corporation issued 753,671 common shares to the Purchaser for aggregate proceeds of $4,150,000 under the agreement. At June 30, 2007, the Corporation can require the Purchaser to purchase up to $8,250,000 of common shares over the remaining 16 months of the agreement.

(b)	Stock-based compensation:

	Three months ended June 30,			Six months ended June 30,
	2007	2006	2005	2007	2006	2005
Stock-based compensation
pertaining to general
and administrative	$20,640	$253,800	$--	$41,280	$253,800	$--
Stock-based compensation
pertaining to marketing	7,495	88,655	4,055	14,990	92,710	8,110
Stock-based compensation
pertaining to research
and development	180,600	--	--	395,160	--	--

	$208,735	$342,455	$4,055	$451,430	$346,510	$8,110

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2007, 2006 and 2005
(in US dollars)

2.	Share capital (continued):

(c)	Stock option plan:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. On June 21, 2007, the shareholders approved a resolution to increase the maximum number of shares which may be optioned under the stock option plan from 2,500,000 to 5,500,000 and increase the maximum number of shares which may be optioned to any one individual from 5% to 15% of the total issued and outstanding common shares. In addition, the grant of 2,965,000 options to senior executives at an exercise price of $3 per share in August 2006, contingent on the approval of the above resolution, became effective. Options under the Plan expire ten years after the grant and vest either immediately or over periods up to five years.

The following table provides the activity of stock option awards during the period and for options outstanding and exercisable at the end of the period, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represented the pre-tax intrinsic value based on the Company’s closing stock price at June 30, 2007 of $5.26, which would have been received by option holders had they exercised their options at that date.

	Options outstanding				Non-vested options
	Number	Weighted average exercise price	Weighted average years to expiration	Aggregate intrinsic value	Number	Weighted average grant date fair value
Outstanding,
December 31,
2006	5,167,000	$3.17			3,272,500		$3.00
Exercised	(91,000)	3.96			--		--
Granted	10,000	5.51			--		--
Expired	(302,500)	4.46			--		--
Vested	--	--			(307,500)		3.08

Outstanding,
June 30, 2007	4,783,500	$3.09	7.5	$10,491,015	2,965,000		$3.00

Options exercisable	1,818,500	$3.23	4.9	$3,790,115	N/A	$	N/A

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2007, 2006 and 2005
(in US dollars)

2.	Share capital (continued):

(c)	Stock option plan (continued):

At June 30, 2007, the unrecognized compensation cost related to non-vested awards was $4,079,840 and the remaining weighted average recognition period is approximately 6 years.

The fair value of the options granted during the period was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2007	2006	2005
Risk-free interest rate	3.89%	4.26%	--
Expected volatility	71.61%	68.21%	--
Expected life in years	5	5	--
Dividend yield	0%	0%	--

The grant-date fair value of options granted during the period ended June 30, 2007 was $3.40 per share (2006 — $1.69 per share).

Dividend yield was excluded from the calculation, since it is the present policy of the Corporation to retain all earnings to finance operations.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2007, 2006 and 2005
(in US dollars)

3.	Canadian/US reporting differences:

(a)	Consolidated statements of operations:

The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	Three months ended June 30,			Six months ended June 30,
	2007	2006	2005	2007	2006	2005
Net loss, Canadian
GAAP	$(1,464,950)	$(1,360,621)	$(847,299)	$(2,957,470)	$(2,419,867)	$(1,804,976)
Adjustments:
Stock-based
compensation -
options granted
to non-employees
(i)	--	--	(10,285)	--	--	(20,570)
Stock-based
compensation -
employees (i)	--	--	4,055	--	--	8,110

Net loss, U.S. GAAP	$(1,464,950)	$(1,360,621)	$(853,529)	$(2,957,470)	$(2,419,867)	$(1,817,436)

Loss per share, U.S.
GAAP	$(0.05)	$(0.05)	$(0.03)	$(0.09)	$(0.09)	$(0.07)

(b)	Consolidated shareholders’ equity:

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	June 30, 2007	December 31, 2006
Shareholders’ equity, Canadian GAAP	$3,154,733	$1,026,533
Adjustments:
Stock-based compensation - options
granted to non-employees (i):
Cumulative compensation
expense	(1,425,143)	(1,425,143)
Additional paid-in capital	1,477,706	1,477,706
Change in reporting currency (ii)	(62,672)	(62,672)

	(10,109)	(10,109)

Shareholders’ equity, U.S. GAAP	$3,144,624	$1,016,424

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2007, 2006 and 2005
(in US dollars)

3.	Canadian/US reporting differences (continued):

(b)	Consolidated shareholders’ equity:

(i)	Stock-based compensation:

For US GAAP purposes, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No-123R, Share-Based Payments, on January 1, 2006, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide services. The Corporation adopted SFAS 123R using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006 and to all awards for which the requisite service has not been rendered as at such date.

Previously, the Corporation elected to follow the intrinsic value method of accounting under ABP 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. In addition, in accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date.

For Canadian GAAP purposes, the Corporation uses the fair value method of accounting for stock options granted to employees after January 1, 2004.

(ii)	Change in reporting currency:

The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year, and the statement of earnings, at the average exchange rate for the respective year.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended June 30, 2007, 2006 and 2005
(in US dollars)

4.	Segment disclosures:

Geographic segment information is as follows:

	Canada	United States	Europe and other
Revenues:
2007	$21,023	$173,535	$31,520
2006	18,042	163,634	34,693
2005	11,431	207,567	--
Property and equipment, patents
and intellectual property:
June 30, 2007	3,405,837	259,584	--
December 31, 2006	3,229,093	256,565	--

5.	Contingency:

In 2005 and 2006, the Corporation received proposed notices of assessments relating to its 2001, 2002 and 2003 taxation years from the Canadian taxation authorities reducing the Corporation’s claim for research and development tax credits in those taxation years. The reductions include refundable tax credits totaling $66,864, which were previously received by the Corporation, and non-refundable tax credits totaling $122,121, which are available to reduce future federal income taxes payable over the carryforward period to 2013. The non-refundable credits were not previously recognized for financial statement purposes. The Corporation has filed a notice of objection to the assessments with the taxation authorities since it believes it meets the criteria for claiming the tax credits and that the taxation authorities erred in their assessments. The Corporation has not recorded a provision for this matter.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)
By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date: August 14, 2007